December 6, 2012

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Robert Errett

Re:	AmeriCredit Automobile Receivables Trust 2011-5
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 29, 2012
File No. 333-170231-04

Ladies and Gentlemen:

On behalf of AFS SenSub Corp. and AmeriCredit Automobile Receivables Trust 2011-5 and with respect to the letter, dated November 21, 2012 (the “Comment Letter”) from the staff of the Securities and Exchange Commission to Chris A. Choate relating to the Form 10-K referenced above, we hereby inform you that we are in the process of drafting our responses to the comments set forth in the Comment Letter and will submit a response no later than Thursday, December 13, 2012.

Sincerely,

/s/ Frank E. Brown III
Frank E. Brown III, Esq. Vice President, Associate Counsel and Assistant Secretary

cc:	Chris A. Choate
J. Michael May
John P. Keiserman, Esq.
Prachi Gokhale, Esq.